Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS SECOND QUARTER
RESULTS CONFERENCE CALL AND WEBCAST CONFIRMATION

Edmonton, Alberta, November 1, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) confirmed today that it will release its financial results for the second quarter ended September 30, 2013 on the evening of November 5, 2013 after market close. Following the release of the second quarter results, NAEP will hold a conference call and webcast on Wednesday, November 6, 2013 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through December 6, 2013 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 100722

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=171797

About the Company
North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

 Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca